Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

April 5, 2024

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Press Release

Please find enclosed a Press Release on “Bayer and Dr. Reddy’s sign a marketing and distribution agreement for second brand of Vericiguat™ in India.”

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: As above

Bayer and Dr. Reddy’s sign a marketing and distribution agreement for second brand of Vericiguat™ in India

•	In September 2022, Bayer launched the patented drug vericiguat under the brand name Verquvo™ in India. VERQUVO™ (vericiguat) is the first soluble guanylate cyclase stimulator, a new class of drugs, which works on a pathway not currently targeted by existing heart failure treatments and was studied in a population with a higher risk of cardiovascular death or heart failure hospitalization[1,2]
•	3 out of every 5 Indian heart failure patients may succumb within 5 years of their diagnosis,3,4
•	Under this new partnership, Dr. Reddy’s will market the drug under a second brand name Gantra® in India, expanding the reach of vericiguat to meet the needs of patients with Chronic Heart Failure with reduced ejection fraction (less than 45%)[5]

Hyderabad India; April 5, 2024 – Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY; hereafter referred to as “Dr. Reddy’s”) and Bayer announced that both companies have entered into a partnership to market and distribute a second brand of Vericiguat in India. Under the terms of this agreement, Bayer has granted non-exclusive rights to Dr. Reddy’s under the brand name Gantra®. Vericiguat, a soluble guanylate cyclase (sGC) stimulator, in India, is indicated, along with guideline-based medical therapy, in adults with symptomatic chronic heart failure with reduced ejection fraction (less than 45%), following a recent event of worsening heart failure which required hospitalization or outpatient intravenous (IV) diuretics6. Vericiguat works on a pathway not currently targeted by existing heart failure treatments and can reduce the combined risk of cardiovascular death and heart failure hospitalization in such patient7,8. India has between 8-10 million people with heart failure, making it one of the largest populations with this condition9.

Shweta Rai, Managing Director, Bayer Zydus Pharma and Country Division Head (CDH) for Bayer’s Pharmaceuticals Business in South Asia said, “Despite therapy, chronic heart failure patients can experience disease progression that disrupts their lives and leads to worsening heart failure events. Vericiguat can help slow down disease progression, reduce hospital admissions and improve their chances of survival10,11. The introduction of a second brand of vericiguat in India, through our partnership with Dr. Reddy’s is a reaffirmation of our commitment to making innovative healthcare solutions accessible to as many patients as possible. We are excited about the possibilities this partnership with Dr. Reddy’s presents in improving health outcomes for patients with chronic HF, following a recent event of worsening heart failure.”

[1]	Armstrong PW et al. JACC Heart Fail 2018;6:96–104
[2]	Follmann M et al. J Med Chem 2017;60:5146–5161
[3]	Harikrishnan S et al. International Journal of Cardiology oct 2020
[4]	Ganapathi S et al. ESC Heart Failure 2020; 467–473
[5]	https://www.sciencedirect.com/science/article/pii/S2414644723000696 , V. Chaturvedi, N. Parakh, S. Seth, et al.

Heart failure in India: the INDUS (INDia Ukieri Study) study

[6]	Verquvo (Prescribing Information) India, Based on CCDS v 3.0 dated 15 Feb 2023. India PI revision dated Sep 2023.
[7]	Armstrong PW, Pieske B, Anstrom KJ et al. N Engl J Med. 2020;382(20):1883–1893.
[8]	Hulot JS, Trochu JN, Donal E et al. Expert Opin Pharmacother. 2021;22(14):1847—1855
[9]	Chaturvedi V, Parakh N, Seth S, Bhargava B, Ramakrishnan S, Roy A, et al. J Pract Cardiovasc Sci 2016; 2:28-35.
[10]	Armstrong PW, Pieske B, Anstrom KJ et al. N Engl J Med. 2020;382(20):1883–1893.
[11]	Hulot JS, Trochu JN, Donal E et al. Expert Opin Pharmacother. 2021;22(14):1847—1855

M.V. Ramana, Chief Executive Officer, Branded Markets (India and Emerging Markets), Dr. Reddy’s said: “Strengthening our chronic therapy portfolio in India continues to be a focus area for us. Vericiguat is a first-in-class sGC stimulator indicated for adults with symptomatic, chronic HF and ejection fraction less than 45% following worsening heart failure. The addition of Vericiguat bolsters our heart failure management portfolio that includes Cidmus®, Daplo® and beta blockers. The partnership with Bayer is part of Dr. Reddy’s continuous efforts to make innovative medicines available to patients in India through strategic collaborations. We will use our strengths in marketing and distribution to widen access to this novel treatment in metros and beyond into tier-I and tier-II towns in India.”

Heart failure is a major public health issue affecting more than 8-10 million people in India. The average age of an Indian heart failure patient is a decade younger than their Western counterparts being 55 – 60 yrs12. Despite the substantially younger age of patients with HF in India, the 5-year mortality rate is 60%13,14. In patients with chronic heart failure, with reduced ejection fraction (less than 45%) an event of worsening heart failure can happen at any stage. 90% of patients who suffer from worsening heart failure are not in the advanced stage of chronic heart failure 15. HF remains the commonest cardiac cause of hospitalization in India with worsening heart failure events being one of the most important causes of death in heart failure patients 16.

About Vericiguat

Vericiguat is a patent protected novel agent, an oral soluble guanylate cyclase stimulator, duly indicated to reduce the risk of cardiovascular death and heart failure (HF) hospitalization following a hospitalization for heart failure or need for outpatient IV diuretics, in adults with symptomatic chronic HF and ejection fraction less than 45%.17 Vericiguat is currently approved for use in 35 countries including the United States, European Union countries, the United Kingdom, Japan and Singapore. The drug was approved by the U.S. Food and Drug Administration (FDA) in January 2021 and by the European Commission in July 202118. Vericiguat is the only treatment that has been recommended following a worsening heart failure event, on top of foundational heart failure therapies in major international guidelines including the European Society of Cardiology (ESC) Guidelines, American Heart Association (AHA), American College of Cardiology (ACC), the Heart Failure Society of America (HFSA) and also the Canadian Heart Failure Society/Canadian Cardiovascular Society (CCS/CHFS) Heart Failure Guidelines19, 20, 21

[12]	Chaturvedi V, Parakh N, Seth S, Bhargava B, Ramakrishnan S, Roy A, et al. J Pract Cardiovasc Sci 2016; 2:28-35.
[13]	Harikrishnan S et al.International Journal of Cardiology Oct 2020
[14]	Ganapathi S et al. ESC Heart Failure 2020; 467–473
[15]	Joseph SM et al. Tex Heart Inst J. 2009; 36(6): 510–520
[16]	https://www.iccnhfr.org/the-current-situation, Eur J Heart Fail. 201517:794-800.Natl Med J India. 2010;23:283-8.
[17]	https://ncbi.nlm.nih.gov/books/NBK574528/
[18]	Data on file
[19]	McDonald M et al. Can J Cardiol 2021;37:531–546
[20]	Heidenreich PA et al. Circulation 2022; https://doi.org/10.1016/j.jacc.2021.12.012;
[21]	McDonagh TA et al. Eur Heart J 2021;42:3599–3726

About Bayer: Bayer is a global enterprise with core competencies in the life science fields of health care and nutrition. Its products and services are designed to help people and planet thrive by supporting efforts to master the major challenges presented by a growing and aging global population. Bayer is committed to drive sustainable development and generate a positive impact with its businesses. At the same time, the Group aims to increase its earning power and create value through innovation and growth. The Bayer brand stands for trust, reliability and quality throughout the world. In fiscal 2021, the Group employed around 100,000 people and had sales of 44.1 billion euros. R&D expenses before special items amounted to 5.3 billion euros. For more information, go to www.bayer.com.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance. For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of Dr. Reddy’s Annual Report on Form 20-F for the year ended March 31, 2023. The company assumes no obligation to update any information contained herein.

Contacts: Dr. Reddy’s

Media Relations	Investor Relations
Usha Iyer	Richa Periwal
E-mail: ushaiyer@drreddys.com	E-mail: richaperiwal@drreddys.com

Contacts: Bayer

Media: Melissa Serrao	Media: Edelman India: Desiree Crasto
Mobile + 91 98206 82163	Mobile + 91 98195 41498
E-mail: Melissa.serrao@bayer.com	E-mail: Desiree.crasto@edelman.com